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EXHIBIT (a)(1)(D)


                      (STIFEL FINANCIAL CORP. LETTERHEAD)

                               September 5, 2003

                           Offer to Purchase for Cash
                                    made by

                             Stifel Financial Corp.
                     for 850,000 shares of its Common Stock
             (including associated Preferred Stock Purchase Rights)

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 10, 2003, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

     We are enclosing the material listed below related to our Offer to Purchase 850,000 shares of Stifel Financial Corp.'s ("Stifel") common stock (and associated preferred stock purchase rights) dated September 5, 2003 (the "Offer") at a price of $13.25 per share, to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. We reserve the right, in our sole discretion, to purchase more than 850,000 shares under the Offer, subject to applicable law.

     For your information and for forwarding to your clients, we are enclosing the following:

          1. The Offer to Purchase.

          2. The Letter of Transmittal for your use and for the information of your clients.

          3. A letter to Stifel's stockholders from the Chairman and Chief Executive Officer of Stifel.

          4. A Notice of Guaranteed Delivery to be used if the shares and all other required documents cannot be delivered to the Depositary by the Expiration Date.

          5. A letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee with space for obtaining such clients' instructions with regard to the Offer.

     Please contact your clients for whom you hold shares registered in your name (or in the name of your nominee) or who hold shares registered in their own names. We urge you to contact your clients as promptly as possible. The Offer, proration period, and withdrawal rights expire at 5:00 p.m., New York City time, on Friday, October 10, 2003, unless the Offer is extended.

     We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to the Offer. We will, upon written request, reimburse brokers, dealers, commercial banks, and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to the Offer to their customers. We will pay all stock transfer taxes applicable to our purchase of shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

     As described in the Offer to Purchase, if more than 850,000 shares have been validly tendered and not withdrawn prior to the Expiration Date, we will purchase shares in the following order of priority: First, from all stockholders who own beneficially or of record, an aggregate of fewer than 100 shares (not including any shares held in Stifel's
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401(k) Plan) who properly tender all their shares and do not withdraw them before the Expiration Date; and second, all shares tendered properly and not withdrawn prior to the Expiration Date, on a pro rata basis if necessary.

     Our Board of Directors has approved the Offer. However, stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender. Neither we nor our Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

     Any questions or requests for assistance or additional copies of the enclosed materials may be directed to:

                                Thomas A. Prince
                   Senior Vice President and General Counsel
                             Stifel Financial Corp.
                           Telephone: (314) 342-2000

     Thank you for your consideration.

                                         Sincerely,

                                         /s/ Ronald J. Kruszewski

                                         Ronald J. Kruszewski
                                         Chairman and Chief Executive Officer
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     Nothing contained herein or in the enclosed documents constitutes you or any person as agent of Stifel or the Depositary, or authorizes you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the documents enclosed herewith and the statements contained herein.

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